

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2019

Alfred G. Merriweather
Chief Financial Officer
Adamas Pharmaceuticals, Inc.
1900 Powell Street, Suite 1000
Emeryville, CA 94608

> **Re: Adamas Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2018**
> **Filed March 4, 2019**
> **File No. 001-36399**

Dear Mr. Merriweather:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences